

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 12, 2011

Via Fax & U.S. Mail

Mr. Matthew J. Simoncini
Chief Financial Officer
21557 Telegraph Road
Southfield, Michigan 48033

> **Re: Lear Corporation**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 10, 2011**
> **File No. 001-11311**

Dear Mr. Simoncini:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2010

Business of the Company
– Financial Summary, page 8

1. We note that for purposes of the table disclosed on page 8, 2009 Successor amounts and 2009 Predecessor amounts have been combined to enhance comparability between periods. Please note that this presentation is not acceptable under GAAP because it combines two periods with different basis' of accounting. Please revise future filings to remove such presentation.

Risk Factors, page 15

A decline in the production levels of our major customers, page 15

2. In future filings, please address with greater specificity the models for which you are a significant supplier and therefore expose you to production level risks. Please also address your exposure to larger vehicles as discussed in the third paragraph on page 29, particularly given the recent rise in fuel prices. Finally, please revise your "Customers" disclosure in your business section to discuss those particular models or platforms on which your business is most reliant.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

– Results of Operations, page 32

3. We note your disclosure that references to 2009 results of operations combine the 2009 Successor period and the 2009 Predecessor period in order to enhance the comparability of such information to both 2010 and 2008. Although you disclose that the effects of emergence and fresh-start accounting did not have a material impact on the comparability of your results of operations between these two periods, these periods are accounted for using different basis' of accounting and combining the 2009 periods is not an acceptable presentation. In this regard, please revise future filings to remove the combined amounts from your discussion or alternatively we would not object to a discussion of the 2010 income statement amounts to the combined 2009 income statement amounts by solely referring to the change in amounts between periods. For example, you discuss gross profit and gross margin were $1.0 billion and 8.5% in 2010, as compared to $360 million and 3.7% in 2009. As an alternative to disclosing the $360 million combined amount which is considered a non-GAAP measure, you may disclose that gross profit and gross margin were $1.0 billion and 8.5% in 2010, an increase of $640 million and 4.8% from 2009. Please revise future filings accordingly.

4. We note that your results of operations section discusses the change in revenue and in gross profit and margin between periods. Please revise future filings to discuss and analyze revenues and cost of sales (rather than just gross profit and margin). Because gross profit and margins are impacted by both revenues and cost of sales, we believe a separate discussion of cost of sales results is appropriate.

<u>– Liquidity and Financial Condition, page 40</u>

5. In future filings, please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

<u>Audited Financial Statements</u>

<u>Balance Sheet, page 55</u>

6. We note that the balance of accrued liabilities is 35% and 34% of total current liabilities at December 31, 2010 and 2009, respectively. Please revise future filings to disclose the nature and amount of any accrued liability amounts greater than 5% of total current liabilities. See Rule 5-02(20) of Regulation S-X.

<u>Statements of Equity, page 59</u>

7. We note that in the year ended December 31, 2010 equity of non-controlling interest increased $6.5 million and is described as "transactions with affiliates." Please tell us the nature of the line item and how you accounted for the transaction.

<u>Notes to the Financial Statements</u>

<u>– General</u>

8. We note that your fiscal 2010 year-end is December 31, 2010. In light of the disclosure in Note 16 that your quarterly periods were for the thirteen weeks ended (i.e. April 3, 2010, July 3, 2010, etc.), please revise future filings to disclose how your accounting periods are determined (i.e., calendar year, 52 or 53 week period, etc.).

<u>Note 3. Fresh-Start Accounting, page 63</u>

9. We note from the disclosure on page 63 that the Company's reorganization value is $3,054 million and was based on a range of values considered by the Bankruptcy Court of $2.9 billion to $3.4 billion determined using comparable public company trading multiples and discounted cash flow valuation methodologies. With regard to Lear's determination of reorganization value, please tell us and revise the notes to your financial statements to include disclosure of the following matters:
   - the significant assumptions used in your discounted cash flow analysis including expected changes in cash flows from those indicated by your current operations, number of years for which cash flows were projected, discount rates and other

       significant assumptions used in your analysis, including how any terminal value was calculated or determined. Refer to the disclosure requirements outlined in ASC 852-10-50.

- the results of the valuation based on multiples of peer group companies and explain how the results of this analysis were combined or blended with the results of the discounted cash flow analysis to arrive at the total enterprise value of $3,054 million.

We may have further comment upon receipt of your response and our review of your revised disclosures.

- Adoption of Fresh Start Accounting, page 63

Footnote (2)

10. We note that the adjustment to net cash includes the receipt of $375 million of proceeds from the first lien credit agreement. It is unclear to us why the calculation of net cash payments does not include the proceeds received from the second lien credit agreement or Series A Preferred Stock when the prepayments for both the second lien credit agreement and Series A Preferred Stock are apart of the calculation. Please advise and revise in future filings accordingly.

Footnote (4)

11. We note that in calculating the gain on settlement of liabilities subject to compromise, you included $600 million for the issuance of term loans provided under second lien credit agreement in addition to amounts related to the issuance of successor Series A Preferred Stock and successor common stock. Please explain to us why your calculation of the gain of liabilities subject to compromise does not include the amounts borrowed under the first lien credit agreement.

Footnote (9)

12. We note that there is a fresh-start adjustment to defined benefit plans of $55 million. Please tell us where this amount has been included as an adjustment on the balance sheet on page 64 that details fresh-start accounting adjustments.

13. We note that adjustment (k) reflects the tax benefits related to the write-off of goodwill and other comprehensive loss, partially offset by the tax expense related to the intangible asset and property, plant and equipment fair value adjustments. Please tell us and revise in future filings to disclose how you calculated the tax effect, including the applicable tax rate used in the calculation.

Note 5. Restructuring, page 77

14. We note your disclosure in the first paragraph of Note 5 that the Company expects elevated restructuring actions and related investments to continue in 2011 and to curtail thereafter. Please tell us and revise your notes to the financial statements in future filings to disclose the total amount expected to be incurred in connection with the activity for each major type of restructuring cost (i.e. employee termination benefits, asset impairments, contract termination costs, etc.). See guidance in ASC 420-10-50.

Note 6. Investments in Affiliates and Other Related Party Transactions, page 81

15. We note your disclosure that your 55% investment in Shanghai Lear STEC Automotive Parts Co., Ltd. is accounted for under the equity method as the result of certain approval rights granted to the minority shareholders. Please explain to us, and disclose in future filings why you believe it is appropriate to account for your 51% investment in Lear Shurlok Electronics (Proprietary) Limited (South Africa) using the equity method of accounting.

16. We note that in 2010 the Company's ownership interest in IAC North America increased to 22.88% from 18.75% due to a combination agreement whereby IAC North America, IAC Europe and a third entity were combined into IAC North America as the surviving entity. Please explain to us, and disclose in the notes to the financial statements in future filings, how you accounted for this additional ownership interest.

Note 11. Capital Stock, page 102

17. We note your disclosure that you estimated the fair value of the warrants issued in connection with the plan to be $305.9 million using a Monte Carlo simulation pricing model, assuming volatility of 60%. Please tell us, and revise the notes to the financial statements in future filings to disclose all the assumptions used in the Monte Carlo pricing model to determine the fair value of the warrants issued.

Note 12. Stock-Based Compensation, page 103

– Successor, page 103

18. We note that during 2010 and the Successor period of 2009 you granted restricted stock units. Please revise the notes to the financial statements in future filings to include a table which clearly discloses the number and weighted-average grant-date fair value of restricted stock units, for all of the following groups of equity instruments:
    - Those nonvested at the beginning of the year
    - Those nonvested at the end of the year
    - Those that during the year were:
        o Granted
        o Vested
        o Forfeited
See guidance in ASC 718-10-50-2(c)(2).

Note 13. Commitments and Contingencies, page 105

19. We note your disclosure that under the Plan of Reorganization you agreed to reserve common stock and warrants issued under the plan, sufficient to provide recoveries for an allowed claim of up to $50 million for pre-petition damages. Please explain to us how you determined the value of these shares of stock and warrants at the time of emergence from bankruptcy and tell us how that value was considered in your valuation of the reorganization value of successor common stock and warrants of $1,636 at November 7, 2009. Also, please tell us the nature of all types of liabilities that may be satisfied from this reserve and explain how you account for this reserve at December 31, 2009 and December 31, 2010.

20. We note from your disclosures that there is litigation pending related to a consultant and the Joint Development Agreement and between Lear France and Proma France in which there appears to be potential losses for the Company. If you have determined that there is a reasonable possibility of loss in these cases, please revise your notes to the financial statements in future filings to disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. See guidance in ASC 450-20-50.

21. We note that the expense recorded for product liability and warranty claims during the year ended December 31, 2010 was $32.1 million which is significantly higher than the expense recorded during 2009. Please explain to us the reason for the increase and why you believe the reserve was appropriately recorded during the year ended December 31, 2010.

Note 15. Financial Instruments, page 112

22. We note your disclosure that you measure certain assets and liabilities at fair value on a non-recurring basis and as these non-recurring basis fair value measurements are generally determined using unobservable inputs, these fair value measurements are classified within Level 3 of the fair value hierarchy. Please revise Note 15 in future filings to include the disclosures set forth in ASC 820-10-50-5 for assets measured at fair value on a non-recurring basis such as the fixed assets that were impaired during fiscal 2010.

Schedule II – Valuation and Qualifying Accounts, page 130

23. We note from Schedule II that a reserve for unmerchantable inventory of $105.5m was recorded during the year ended December 31, 2010. Please explain to us why this reserve was recorded during 2010 and tell us why you believe that inventory was appropriately valued at November 7, 2009 and December 31, 2009 in light of this large adjustment to the inventory balance subsequent to the emergence from bankruptcy and application of fresh start accounting.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202)551-3301 or Jean Yu at (202)551-3305 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile
(248) 447-1690